

May 7, 2013

Via E-mail
Ray E. Winborne
Executive Vice President and Chief Financial Officer
First Data Corporation
5565 Glenridge Connector, N.E., Suite 2000
Atlanta, GA 30342

> **Re:** **First Data Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 001-11073**

Dear Mr. Winborne:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. It appears that you have not filed a registration statement under the Securities Exchange Act and that your reporting obligations became automatically suspended under Section 15(d) of the Securities Exchange Act. Please confirm that you are a voluntary filer and ensure that the cover pages of your periodic reports indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and that you have not been subject to such filing requirements for the past 90 days. Further, confirm that you will include a risk factor in future filings that alerts potential investors to the limited reporting status of the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally,

given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. If you intend to continue to file periodic reports pursuant to your obligations under the Indentures, provide appropriate disclosure that you will be a "voluntary filer."

Business, page 2

2.   Please tell us what consideration you have given to discussing the "two significant merchant alliance relationships with financial institutions" that you reference on page 5 and filing any material agreements with these financial institutions as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. It is unclear whether one of these two merchant alliance relationships is with Bank of America N.A.

Risk Factors, page 14

3.   Please tell us what consideration you have given to adding a risk factor that discusses the uncertainties and effects of management's conclusion that your disclosure controls and procedures and your internal control over financial reporting were not effective as of December 31, 2012.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

4.   We note the disclosure on page 74 of significant proceeds from sales, liquidations, and redemptions of investments during the periods presented. Please tell us how these are presented in your statements of cash flows and what consideration was given to the guidance in ASC 230-10-45-12.

Note 13: Stock Compensation Plans, page 97

5.   We note your disclosure on pages 98 and 99 that subsequent to the May 2010 modifications, no stock based compensation has been recognized on certain stock options and restricted stock awards due to call rights held by Holdings. Please explain to us how you concluded that the repurchase right precludes the recognition of expense and refer to the authoritative guidance you relied upon when determining your accounting. As part of your response, please tell us whether these awards are classified as liabilities or equity and explain your basis for the classification.

6.   Please explain your consideration of the repurchase feature as a forfeiture provision and how this feature may impact the grant date fair value. In this regard, we refer to you ASC 718-10-30-10 which indicates that any feature that continues after the requisite service period has been completed would be considered in determining the grant date fair value but would not necessarily impact the timing of recognition. As part of your response, please tell us how you considered the probability of repurchase when determining the implicit service period. In this regard, we note that ASC 718-10-55-73 indicates that if vesting is based on satisfying either a market or performance or service condition and it is probable that the performance or service condition will be satisfied, then the requisite service period generally is the shortest of the explicit, implicit or derived service periods.

7.   Alternatively, if you did not consider the repurchase feature as a forfeiture provision, please tell us what consideration you gave to ASC 718-20-35-2. In this regard, a contingent feature that could require an employee to return the equity award would be accounted for if and when the contingent event occurs and would not necessarily prohibit the recognition of expense prior to that event occurring.

Note 14: Employee Benefit Plans

Defined Benefit Plans, page 100

8.   We note that you disclose the weighted average discount rate and rate of compensation increase used in the measurement of the company's benefit obligations. Please tell us what consideration was given to disclosing the expected long-term rates of return on plan assets. Please refer to ASC 715-20-50-1(k)(3).

9.   As a related matter, we note your disclosure that the assumptions for the U.S. plans and the foreign plans are comparable in the periods presented. Please demonstrate for us the comparability of the assumptions used for the U.S. and foreign plans for the periods presented.

Note 19: Supplemental Guarantor Condensed Consolidating Financial Statements, page 115

10.   We note your disclosure that certain of your debt is unconditionally guaranteed by certain subsidiaries that are wholly-owned. Please confirm that the guarantees are full, unconditional, joint and several and that the guarantor subsidiaries are 100% owned in accordance with Rule 3-10(f) of Regulation S-X and revise your disclosures in future filings accordingly.

11.   Your disclosure indicates that the subsidiary guarantees are unconditional. We note that the related indenture agreements contain certain release provisions. For example, in Section 11.06 of the Indenture agreement filed as Exhibit 10.2 to your August 20, 2012 Form 8-K there are provisions under which the guarantees shall automatically terminate

or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief